UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Alpha Healthcare Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

020751103

(CUSIP Number)

Alpha Healthcare Acquisition Corp.

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

(646) 494-3296

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 22, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020751103

1	Names of Reporting Persons. Rajiv Shukla
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. India
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,080,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,080,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,080,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 020751103

1	Names of Reporting Persons. AHAC Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,080,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,080,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,080,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.3%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 020751103

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Alpha Healthcare Acquisition Corp., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

Item 2.	Identity and Background

(a) The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Rajiv Shukla; and

AHAC Sponsor LLC (“Sponsor”).

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. This statement not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The address for the principal business office of each Reporting Person is c/o Alpha Healthcare Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, NY 10036.

(c) The principal occupation of Mr. Shukla is Chief Executive Officer of Constellation Alpha Holdings LLC, an entity engaged in the business of investments, advisory and research for the special purpose acquisition company industry. The principal executive office of Constellation Alpha Holdings LLC is 1177 Avenue of the Americas, 5th Floor, New York, NY 10036. Sponsor’s principal business is to act as an investment vehicle and holding company.

(d) and (e) During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Shukla is a citizen of India. Sponsor is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Units (as defined below) was $3,050,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

Item 4.	Purpose of Transaction

Founder Shares

In July 2020, Sponsor purchased 2,875,000 founder shares, classified as shares of Class B common stock (the “Founder Shares”), for an aggregate purchase price of $25,000. In July 2020, Sponsor transferred 25,000 founder shares to each of the independent directors of the Issuer, resulting in Sponsor holding 2,775,000 Founder Shares. The Founder Shares include up to 375,000 shares of Class B common stock subject to forfeiture to the extent that the underwriters’ over-allotment option in connection with the Issuer’s initial public offering (the “IPO”) is not exercised in full, so that Sponsor will own, on an as-converted basis, 20% of the Issuer’s issued and outstanding shares after the IPO (excluding the shares of Common Stock underlying the Placement Units (defined below)). The Founder Shares will automatically convert into shares of Common Stock at the time of the consummation of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment.

Placement Units

On September 22, 2020, as part of a unit subscription agreement dated September 17, 2020 (the “Unit Subscription Agreement”), Sponsor purchased 305,000 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $3,050,000. Each Placement Unit consists of one share of Common Stock (“Placement Share”) and one-half of one redeemable warrant (each, a “Placement Warrant”). Each whole Placement Warrant is exercisable to purchase one share Common Stock at a price of $11.50 per share, subject to adjustment, during the period commencing on the later of (i) twelve (12) months from the date of the closing of the IPO and (ii) 30 days following the consummation of the Business Combination.

The foregoing description of the Unit Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as Exhibit 99.4 hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor agreed to (i) waive its redemption rights with respect to its Founder Shares and Common Stock in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to its Founder Shares and Common Stock in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s Business Combination or certain amendments to the Issuer’s charter prior thereto or to redeem 100% of the Issuer’s Common Stock if the Issuer does not complete the Business Combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity and (iii) waive its rights to liquidating distributions from the trust account with respect to its Founder Shares if the Issuer fails to complete the Business Combination within 24 months from the closing of the IPO, although Sponsor will be entitled to liquidating distributions from the trust account with respect to any Common Stock it holds if the Issuer fails to complete the Business Combination within the prescribed time frame.

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any Common Stock purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public stockholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding shares of Common Stock voted are voted in favor of the Business Combination.

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares, Placement Units, and securities contained therein are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (ii) in the case of the Placement Units, including the component securities therein, until 30 days after the completion of the Business Combination, with certain limited exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Placement Units, any Common Stock issuable upon the exercise of Placement Warrant, any Common Stock issuable upon the conversion of the Founder Shares, and any Common Stock that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as Exhibit 99.3 hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their designees to the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 13,230,000 shares of Common Stock outstanding as of September 22, 2020, which includes: (i) 10,000,000 shares of Common Stock outstanding, (ii) 355,000 shares of Common Stock issuable upon exercise of the Placement Units, and (iii) 2,875,000 shares of Common Stock issuable upon conversion of the Founder Shares.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Rajiv Shukla	3,080,000	23.3%	0	3,080,000	0	3,080,000
AHAC Sponsor LLC	3,080,000	23.3%	0	3,080,000	0	3,080,000

The securities reported above are held of record by Sponsor and include: (i) 305,000 shares of Common Stock issuable upon exercise of the Placement Units, and (ii) 2,775,000 shares of Common Stock issuable upon conversion of the Founder Shares. The Founder Shares include up to 375,000 shares of Class B common stock subject to forfeiture to the extent that the underwriters’ over-allotment option in connection with the IPO is not exercised in full.

Rajiv Shukla is the managing member of Sponsor. By virtue of this relationship, Mr. Shukla may be deemed to share beneficial ownership of the securities held of record by Sponsor.

(c) The Reporting Person has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Unit Subscription Agreement, the Letter Agreement, and the Registration Rights Agreement. Copies of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint Filing Agreement.
99.2	Letter Agreement, dated September 17, 2020, by and among the Issuer, its officers, its directors and Sponsor (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed September 22, 2020).
99.3	Registration Rights Agreement, dated September 17, 2020, by and among the Issuer and certain security holders (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed September 22, 2020).
99.4	Unit Subscription Agreement, dated September 17, 2020, by and between the Issuer and Sponsor. (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed September 22, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2020

RAJIV SHUKLA

/s/ Rajiv Shukla

AHAC Sponsor LLC

By:	/s/ Rajiv Shukla
Name:	Rajiv Shukla
Title:	Managing Member